UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: May 15, 2024

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

May 15, 2024

Sumitomo Mitsui Financial Group, Inc.

Securities code: 8316

Opinion of SMFG’s Board of Directors on the Shareholder Proposal

Regarding the agenda of the 22nd Ordinary General Meeting of Shareholders scheduled to be held on June 27, 2024, Sumitomo Mitsui Financial Group, Inc. (the “Company”) has received a document stating shareholders’ intentions to exercise their proposal rights. The Company hereby announces that at its Board of Directors meeting held today, it has resolved to oppose the shareholder proposals.

Simultaneously, the Company has announced today SMBC Group’s new measures to address climate change issues. Please refer to “Strengthening Efforts against Climate Change” for more details.

1.	Proposing Shareholders

Joint proposals by three shareholders

*  As one or more of the proposing shareholders are individuals, the names are withheld.

2.	The Shareholder Proposals

Please refer to the Appendix.

3.	Opinion of the Board of Directors on the Shareholder Proposals and the Reasons therefor

(1)	Shareholder Proposal “Proposal 1: Partial amendment to the Articles of Incorporation (Director competencies for the effective management of climate-related business risks and opportunities)”

1)	Opinion of the Board of Directors

The Board of Directors opposes this shareholder proposal.

2)	Reasons for the Opposition

SMBC Group, including the Company, positions addressing climate change as one of its most important management issues. Within the framework of the current Articles of Incorporation, the Company has determined basic management policies that take into account various risks and opportunities, including climate change, and is working earnestly to address these issues.

SMBC Group has established and discloses the criteria and the procedures for selecting candidates for directors based on “SMFG Corporate Governance Guideline,” which was formulated with the aim of seeking sustainable growth and improved corporate value over the mid to long term.

In addition, after deliberation on the knowledge and experience expected of directors, the Nominating Committee formulates a skills matrix in order for the Board of Directors to determine the basic management policies that reflect various risks and opportunities including climate change and supervise the execution of duties by executive officers and directors. The current skills matrix includes knowledge and experience related to sustainability, and the Company has appointed directors who are expected to demonstrate knowledge and experience in this area. The Company is also working to improve the knowledge and skills of the Board of Directors as a whole through ongoing study sessions on sustainability for directors.

Furthermore, the Company has established a Sustainability Committee as an internal committee of the Board of Directors which reports to and advises the Board of Directors. The Sustainability Committee, which is chaired by an outside director and includes experts as non-director members, deliberates on the progress of sustainability initiatives, including measures to address climate change, matters related to domestic and overseas sustainability trends, and other important matters related to sustainability. The Company also discloses the nature of the Sustainability Committee members’ experience in the field of sustainability.

In addition, the Company’s Board of Directors annually analyzes and evaluates the effectiveness of the Board of Directors as a whole, including its oversight of sustainability initiatives including measures for climate change, and discloses its methods and results.

Under the Companies Act of Japan, the Articles of Incorporation shall stipulate the basic framework of a company, such as its business purpose and institutional design by resolution at a general meeting of shareholders. Furthermore, as a Company with Three Committees (within the meaning of the Companies Act) , including a Nominating Committee, the authority to decide on the basic policy of management is exclusively vested in the Board of Directors, while the authority to decide on the content of proposals for elections of directors is exclusively vested in the Nominating Committee. The shareholder proposal seeks to incorporate the “management of climate-related business risks and opportunities” into the Company’s management strategy, and asks to establish and disclose policies and procedures for nominating directors and evaluating effectiveness of the Board of Directors to ensure the strategy is implemented.

The Company’s Board of Directors flexibly assesses risks and opportunities at any given time and determines appropriate basic management policies amid constantly changing circumstances. The matters to be considered in making these decisions are not limited to climate change issues but are so diverse that it is difficult to stipulate all such matters in the Articles of Incorporation in advance. Moreover, such matters should not be stipulated in the Articles of Incorporation, which define the basic framework of the Company. Therefore, it is not appropriate to stipulate in the Articles of Incorporation measures designed solely to ensure that specific risks and opportunities are included in basic management policies in the light of the basic structure of a Company with Three Committees, as prescribed by the Companies Act.

In addition, when appointing directors, the Nominating Committee determines candidates after considering the ideal expertise and diversity for the Board of Directors as a whole, and after providing the necessary information for decision-making, shareholders are asked to make their decisions based on such information. The action required by this shareholder proposal restricts the authority of the Nominating Committee in the selection of candidates for the Board of Directors, which in turn could lead to restrictions on the rights of shareholders.

For the reasons above, the Board of Directors opposes the proposed amendment to the Articles of Incorporation.

(2)	Shareholder Proposal “Proposal 2: Partial amendment to the Articles of Incorporation (Assessment of customers’ climate change transition plans)”

1)	Opinion of the Board of Directors

The Board of Directors opposes this shareholder proposal.

2)	Reasons for the Opposition

SMBC Group, including the Company, positions addressing climate change as one of its most important management issues. Within the framework of the current Articles of Incorporation, the Company has been earnestly working to strengthen its efforts and enhance its disclosure pertaining to climate change, including those related to what this shareholder proposal seeks (assessment of our customers’ climate change transition plans). Furthermore, SMBC Group continuously engages in open dialogues with environmental NGOs and institutional investors, including these proposing shareholders, on efforts to address climate change issues.

For the power and oil & gas sectors, SMBC Group has established a Transition Finance Playback as a framework for assessing customers’ transition plans, which describes in detail the decision-making process for executing transition finance (*1), and is actively supporting customers’ decarbonization efforts that are consistent with the 1.5 degree goal (*2).

In addition, in the light of the current situation in which not all customers’ transition plans are necessarily consistent with the 1.5 degree goal, the Company is also implementing measures in line with the SMBC Group’s overall risk management framework. Specifically, we are appropriately addressing the SMBC Group’s climate-related risks in order to align with the 1.5 degree goal by promoting dialogue with customers aiming to decarbonize and controlling greenhouse gas (GHG) emissions across its overall loan and investment portfolio.

For customers in the power and energy sectors which are considered to have a high transition risk (*3), the Company introduced and disclosed a pilot framework to check their individual transition strategies (*4) in 2023, and confirmed customers’ responses to transition risk based on whether they have set goals that align with the Paris Agreement and the status of efforts to achieve the goals. In April 2024, we introduced “environmental and social due diligence” as a new assessment framework, which combines understanding our customers’ situation from an environmental and social perspective and assessing their transition plans, and human rights due diligence. Accordingly, we have in place a system for risk assessment based on assessments of our customers’ transition plans. Going forward, while focusing on open dialogue with customers regarding their transition plans, we would take into consideration the results of “environmental and social due diligence.” If we are unable to confirm that our customers are taking specific steps toward transition after a certain period of engagement, in conjunction with existing credit risk and other risk assessments, we will carefully consider whether to continue business relationships with them.

The Company has incorporated the above measures for assessing the customers’ transition plans and risk management related to climate change into the SMBC Group’s own transition plan. Progress on the plan is announced on a timely basis, which the Board of Directors is committed to. Thus, we are appropriately addressing the issues raised by this shareholder proposal.

Under the Companies Act of Japan, the Articles of Incorporation shall stipulate the basic framework of a company, such as its business purpose and institutional design by resolution at a general meeting of shareholders. On the other hand, considering that the Companies Act leaves decisions on business execution to the Board of Directors or executive officers delegated by the Board of Directors so as to enable the company to act promptly and exercise expert business judgement, it is inappropriate to stipulate matters concerning individual and specific business execution in the Articles of Incorporation. The shareholder proposal seeks to stipulate in the Articles of Incorporation the assessment of our customers’ transition plans, the establishment of measures in the event of inconsistency with the 1.5 degree goal, and the disclosure of related information—each an instance of individual and specific business execution. The Company will continue to flexibly review and revise its risk management methods, including the method of assessing customers’ transition plans and criteria for determining new funding, in light of the constantly changing circumstances, and to disclose those measures appropriately. Since amendments to the Articles of Incorporation require a special resolution at the General Meeting of Shareholders, if this proposal is approved, the added provision would remain in effect until the Articles of Incorporation are amended and this would make it difficult for the Company to respond and adjust flexibly even in the event of changes in rules and frameworks concerning sustainability, or major changes in social conditions, such as wars or large-scale natural disasters and may, in turn, impair our corporate value.

For the reasons above, the Board of Directors opposes the proposed amendments to the Articles of Incorporation.

(*1)

Transition finance is a financing method that aims to support companies that undertake efforts to reduce GHG emissions in accordance with a long-term strategy to achieve a decarbonized society. SMBC Group has defined transition finance as “financial services provided to clients aiming to support them align their business and/or operations with pathways in line with the objectives of the Paris Agreement.”

(*2)

The non-binding goal set in the Paris Agreement to limit global average temperature increase to well below 2 degrees Celsius above pre-industrial levels and to pursue efforts to limit it to 1.5 degree Celsius above pre-industrial levels.

(*3)	Transition risks are risks arising from efforts to transition to a low-carbon economy, including policy, legal, technology, market, and reputation risks.

(*4)	A transition strategy is an overall strategy that mainly describes corporate goals and activities for transition to a low-carbon economy, including reductions in GHG emissions.

4.	Matters for Reference

SMBC Group’s “Approach to Net Zero” is as follows.

(Appendix)

The Shareholder Proposals

(The following “Details of the proposal” and “Reasons for the proposal” are an English translation of the original text described in a form submitted by the shareholders.)

Proposal 1: Partial amendment to the Articles of Incorporation (Director competencies for the effective management of climate-related business risks and opportunities)

1. Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter 5: “Directors and Board of Directors”

Clause X: Director Nomination (Director competencies for the effective management of climate-related business risks and opportunities)

To promote the long-term success of the Company, given the risks and opportunities associated with climate change, the Company shall establish and disclose policies and processes for nominating directors and evaluating the board’s effectiveness that ensure the management of climate-related business risks and opportunities is embedded in the Company’s core management strategy, noting the appropriate balance and diversity of knowledge, experience and skills of the board as a whole.

2. Reasons for the proposal

This proposal requests that the Company disclose necessary information in order for shareholders to ensure the Company’s board has the competence required to properly oversee climate-related risks and opportunities.

The Company is exposed to substantial climate-related financial risk, given its significant involvement in carbon-intensive sectors such as fossil fuels. However, shareholders are currently unable to assess if the Board is capable of fulfilling its duty to mitigate the aforesaid risks. To adequately manage climate-related risks and opportunities, the board of directors requires expertise in areas including climate science, low carbon transition, and public policy.

This proposal is aligned with what is expected by the Japanese Corporate Governance Code, and by investors through investor initiatives (e.g. Transition Pathway Initiative) and the International Sustainability Standard Board (ISSB).

Approval of this proposal will provide investors with critical information required to understand the security of their capital. It will also place the Company in a better position to manage transition risks and opportunities, and to maintain long-term corporate value as the Company navigates the shift toward a decarbonized economy.

Proposal 2: Partial amendment to the Articles of Incorporation (Assessment of customers’ climate change transition plans)

1. Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter Y: “Climate-related risk management”

Clause Z: Transition Plan (Assessment of clients’ climate change transition plans)

Noting the Company’s climate change commitments and climate risk management strategies, the Company shall disclose:

i.	How the Company will assess fossil fuel sector clients’ climate change transition plans for credible alignment with the 1.5°C goal of the Paris Agreement; and

ii.	The consequences of clients not producing credible Paris-aligned transition plans, including the restriction of new finance.

2. Reasons for the proposal

The proposal requests disclosure of information necessary for shareholders to ensure that the Company appropriately manages climate-related risks by supporting clients’ genuine decarbonisation transitions.

The Company has committed to “achieving net zero by 2050” and “aiming to achieve the 1.5°C target”. The Company recognises climate change as a “top risk”, and claims to verify power and oil & gas clients’ transition strategies, including “whether the company has set goals in alignment with the Paris Agreement” and “initiatives towards achieving these goals”.

However, the Company continues to provide significant financial support to fossil fuel clients that do not have transition plans credibly aligned with the Paris Agreement’s 1.5°C target.

The disclosures requested in this proposal are required to ensure the Company adequately enacts its stated risk control measures, and aligns with its commitment to reduce finance portfolio emissions to net zero by 2050.

These disclosures are in line with investor expectations (e.g. Transition Pathway Initiative), and will help maintain and enhance the Company’s long-term corporate value.